Treasure Global Inc.

276 5th Avenue Suite 704 #739

New York, NY 10001

July 13, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Treasure Global Inc.

Registration Statement on Form S-1, as amended

File No. 333- 264364

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 11, 2022, in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 for 4:30 p.m., Eastern Time, on Wednesday, July 13, 2022, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding this request, please contact Jeffrey Wofford of Carmel, Milazzo & Feil LLP at (646) 876-0618.

Very Truly Yours,
By: /s/ Chong Chan “Sam” Teo
Name: Chong Chan “Sam” Teo
Title: Chief Executive Officer

cc: Jeffrey Wofford, Carmel, Milazzo & Feil LLP